UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On March 6, 2019, Itamar Medical Ltd. (the “Company” or “Itamar”) completed its previously announced private placement, whereby it raised gross proceeds, pursuant to separate securities purchase agreements, entered into with several U.S. and Israeli investors on January 16, 2019 and January 28, 2019 (the "PIPE Agreements"), of $14,680,250 in the aggregate (the "Total PIPE Amount"), which amount includes the $3.5 million that, as previously reported, were invested by one of the Israeli investors (the “Israeli Investor”) already on February 3, 2019.

In accordance with the PIPE Agreements, the Company has issued to the investors a total of (i) 1,170,707 American Depository Shares ("ADSs"), at a price per ADS of $9.55, each representing 30 ordinary shares of the Company; and (ii) 10,944,185 ordinary shares that were issued to the Israeli Investor, at a price per ordinary share of NIS 1.1693 (equivalent to approximately $0.32).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.
By:	/s/ Shy Basson
Shy Basson Chief Financial Officer

Date: March 7, 2019